Exhibit 99.2

DESCARTES REPORTS FISCAL 2019 FIRST QUARTER FINANCIAL RESULTS
Record Revenues and Income from Operations

WATERLOO, Ontario — May 30, 2018 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2019 first quarter (Q1FY19) ended April 30, 2018. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Increasingly demanding consumer buying expectations continue to impact the business-to-business market. Companies need to adapt to this increased complexity to remain competitive,” said Edward J. Ryan, Descartes’ CEO. “Our Global Logistics Network (“GLN”) helps isolate customers from complexity by giving them one place to manage the lifecycle of shipments. As we continue to add more solutions and connected parties to the GLN, our customers trust us with more of their business, which is reflected in these record financial results.”

Q1FY19 Financial Results
As described in more detail below, key financial highlights for Q1FY19 included:
•	Revenues of $67.0 million, up 23% from $54.5 million in the first quarter of fiscal 2018 (Q1FY18) and up 5% from $63.6 million in the previous quarter (Q4FY18);
•
Revenues were comprised of services revenues of $57.8 million (86% of total revenues), professional services and other revenues of $7.3 million (11% of total revenues) and license revenues of $1.9 million (3% of total revenues). Services revenues were up 24% from $46.7 million in Q1FY18 and up 5% from $55.0 million in Q4FY18;

•	Cash provided by operating activities of $18.9 million, up 15% from $16.5 million in Q1FY18 and down slightly from $19.6 million in Q4FY18;
•	Income from operations of $9.7 million, up 4% from $9.3 million in Q1FY18 and up 9% from $8.9 million in Q4FY18;
•	Net income of $7.0 million, up 1% from $6.9 million in Q1FY18 and up 4% from $6.7 million in Q4FY18. Net income as a percentage of revenues was 10%, compared to 13% in Q1FY18 and 11% in Q4FY18;
•	Earnings per share on a diluted basis of $0.09, consistent with $0.09 in Q1FY18 and $0.09 in Q4FY18; and
•
Adjusted EBITDA of $22.1 million, up 16% from $19.0 million in Q1FY18 and up 3% from $21.4 million in Q4FY18. Adjusted EBITDA as a percentage of revenues was 33%, compared to 35% in Q1FY18 and 34% in Q4FY18.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define

Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q1 FY19	Q4 FY18	Q3 FY18	Q2 FY18	Q1 FY18
Revenues	67.0	63.6	62.0	57.3	54.5
Services revenues	57.8	55.0	53.3	49.3	46.7
Gross margin	72%	73%	73%	73%	74%
Cash provided by operating activities	18.9	19.6	18.9	17.1	16.5
Net income	7.0	6.7	6.2	7.2	6.9
Net income as a % of revenues	10%	11%	10%	13%	13%
Earnings per diluted share	0.09	0.09	0.08	0.09	0.09
Adjusted EBITDA	22.1	21.4	20.6	19.8	19.0
Adjusted EBITDA as a % of revenues	33%	34%	33%	35%	35%

Cash Position
At April 30, 2018, Descartes had $36.2 million in cash. Cash increased $1.1 million in Q1FY19 primarily due to cash provided from operations partially offset by credit facility repayments. The table set forth below provides a summary of cash flows for Q1FY19 in millions of dollars:

Q1FY19
Cash provided by operating activities	18.9
Additions to property and equipment	(1.0)
Acquisitions of subsidiaries, net of cash acquired	(32.4)
Proceeds from borrowing on credit facility	33.2
Credit facility repayments	(17.6)
Issuances of common shares, net of issuance costs	0.5
Effect of foreign exchange rate on cash	(0.5)
Net change in cash	1.1
Cash, beginning of period	35.1
Cash, end of period	36.2

Acquisition of Aljex
On February 2, 2018, Descartes acquired Aljex Software, Inc. (“Aljex”), a cloud-based provider of back-office transportation management solutions for freight brokers and transportation providers. US-based Aljex helps customers automate business processes and create electronic documents critical for executing transportation moves through the lifecycle of a shipment. The purchase price for the acquisition was approximately $32.4 million, net of cash acquired, which was funded from drawing on our existing credit facility.

New Shelf Prospectus
Descartes’ existing base shelf prospectus expired on May 18, 2018. On May 24, 2018, Descartes filed a preliminary short-form base shelf prospectus, the final version of which will allow Descartes to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements up to an aggregate of $750 million. Effectiveness of the final short-form base shelf prospectus will be subject to issuance of a receipt by the Ontario Securities Commission, and in the United States, effectiveness of the registration statement relating to these securities is also subject to a declaration of effectiveness from the US Securities and Exchange Commission.

Adoption of New Accounting Standard
In Q1FY19, Descartes adopted the US Financial Accounting Standards Board (FASB) Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“ASC 606”) for fiscal periods beginning February 1, 2018 and thereafter. Descartes adopted ASC 606 using the cumulative effect method and, therefore, the comparative information for prior periods has not been restated and continues to be reported under FASB ASC Topic 605. The adoption of ASC 606 did not have a material impact on Q1FY19 revenues and had a positive $0.4 million impact to Q1FY19 net income.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Wednesday, May 30. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 6542790#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 8:00 p.m. ET, and until June 6, 2018, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 6542790#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' growth in margins; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of a global economic downturn; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed four acquisitions since the beginning of fiscal 2018 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q1FY19,

Q4FY18, Q3FY18, Q2FY18 and Q1FY18, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q1FY19	Q4FY18	Q3FY18	Q2FY18	Q1FY18
Net income, as reported on Consolidated Statements of Operations	7.0	6.7	6.2	7.2	6.9
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.6	0.4	0.5	0.1	0.1
Investment income	(0.1)	(0.1)	(0.1)	-	-
Income tax expense	2.3	1.9	1.8	2.0	2.2
Depreciation expense	0.9	1.3	1.1	0.9	0.8
Amortization of intangible assets	9.5	9.1	8.9	7.8	7.7
Stock-based compensation and related taxes	0.8	1.1	0.8	0.9	0.6
Other charges	1.1	1.0	1.4	0.9	0.7
Adjusted EBITDA	22.1	21.4	20.6	19.8	19.0

Revenues	67.0	63.6	62.0	57.3	54.5
Net income as % of revenues	10%	11%	10%	13%	13%
Adjusted EBITDA as % of revenues	33%	34%	33%	35%	35%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2018	2018 (Audited)
ASSETS
CURRENT ASSETS
Cash	36,210	35,145
Accounts receivable (net)
Trade	30,327	28,792
Other	3,790	3,171
Prepaid expenses and other	8,177	7,621
Inventory	104	123
	78,608	74,852
OTHER LONG-TERM ASSETS	8,989	3,966
PROPERTY AND EQUIPMENT, NET	12,777	12,798
DEFERRED INCOME TAXES	4,384	4,660
DEFERRED TAX CHARGE	-	453
INTANGIBLE ASSETS, NET	183,993	178,001
GOODWILL	366,467	350,148
	655,218	624,878
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	12,118	7,897
Accrued liabilities	24,646	25,538
Income taxes payable	3,499	3,270
Deferred revenue	31,816	30,985
	72,079	67,690
LONG-TERM DEBT	51,241	37,000
LONG-TERM DEFERRED REVENUE	1,283	1,128
LONG-TERM INCOME TAXES PAYABLE	8,536	8,663
DEFERRED INCOME TAXES	12,340	11,585
	145,479	126,066

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 76,814,800 at April 30, 2018 (January 31, 2018 – 76,773,497)	275,107	274,536
Additional paid-in capital	451,766	451,151
Accumulated other comprehensive loss	(20,076)	(15,252)
Accumulated deficit	(197,058)	(211,623)
	509,739	498,812
	655,218	624,878

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2018	2017

REVENUES	67,018	54,514
COST OF REVENUES	18,584	14,382
GROSS MARGIN	48,434	40,132
EXPENSES
Sales and marketing	9,136	7,230
Research and development	11,937	9,335
General and administrative	6,924	5,940
Other charges	1,140	678
Amortization of intangible assets	9,552	7,703
	38,689	30,886
INCOME FROM OPERATIONS	9,745	9,246
INTEREST EXPENSE	(546)	(195)
INVESTMENT INCOME	54	34
INCOME BEFORE INCOME TAXES	9,253	9,085
INCOME TAX EXPENSE
Current	1,944	1,690
Deferred	323	510
	2,267	2,200
NET INCOME	6,986	6,885
EARNINGS PER SHARE
Basic	0.09	0.09
Diluted	0.09	0.09
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	76,793	75,912
Diluted	77,650	76,648

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2018	2017
OPERATING ACTIVITIES
Net income	6,986	6,885
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	907	812
Amortization of intangible assets	9,552	7,703
Stock-based compensation expense	733	515
Other non-cash operating activities	(30)	21
Deferred tax expense	323	510
Deferred tax charge	-	42
Changes in operating assets and liabilities:
Accounts receivable
Trade	(1,875)	(909)
Other	225	(763)
Prepaid expenses and other	(1,675)	(570)
Inventory	18	(1)
Accounts payable	4,037	1,197
Accrued liabilities	(1,064)	730
Income taxes payable	180	517
Deferred revenue	536	(221)
Cash provided by operating activities	18,853	16,468
INVESTING ACTIVITIES
Additions to property and equipment	(965)	(786)
Acquisition of subsidiaries, net of cash acquired	(32,382)	-
Cash used in investing activities	(33,347)	(786)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	33,167	-
Credit facility repayments	(17,610)	-
Issuance of common shares for cash, net of issuance costs	453	462
Cash provided by financing activities	16,010	462
Effect of foreign exchange rate changes on cash	(451)	92
Increase in cash	1,065	16,236
Cash, beginning of period	35,145	38,135
Cash, end of period	36,210	54,371